Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Intersect ENT, Inc. for the registration of common stock, preferred stock, debt securities, and warrants, and to the incorporation by reference therein of our reports dated February 27, 2020, with respect to the consolidated financial statements and schedule of Intersect ENT, Inc., and the effectiveness of internal control over financial reporting of Intersect ENT, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

April 21, 2020